Exhibit 6

EXECUTION VERSION

STOCKHOLDER AND VOTING AGREEMENT

THIS STOCKHOLDER AND VOTING AGREEMENT (this “Agreement”), dated as of May 13, 2010, is made and entered into among Merit Medical Systems, Inc., a Utah corporation (the “Buyer”), and Cerberus Partners, L.P. and Cerberus International, Ltd. (each a “Stockholder” and collectively, the “Stockholders”).

RECITALS

A. The Buyer and Biosphere Medical, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Transaction Agreement”), pursuant to which and subject to the conditions set forth therein, a wholly owned subsidiary of the Buyer will merge with the Company, and the Buyer will thereby acquire the business and assets of the Company. Except as otherwise defined herein, capitalized terms used herein, but not otherwise defined, have the respective meanings ascribed thereto in the Transaction Agreement.

B. As of the date hereof, the Stockholders beneficially own and are entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) that number of shares of the Series A Preferred Stock, par value $0.01 per share, of the Company, as set forth on the attached Exhibit A (which is incorporated herein by this reference) (the “Shares”), which Shares entitle the Stockholders to vote on all matters presented to the stockholders of the Company. The Shares owned by the Stockholders, together with any other Shares of the Company the beneficial ownership of which is acquired by the Stockholders, subsequent to the date of this Agreement, are collectively referred to herein as “Subject Shares.”

C. As a condition and inducement to the Buyer’s willingness to enter into the Transaction Agreement, the Company has requested that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, and agreements contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

VOTING AGREEMENT

1.1 Agreement to Vote Subject Shares. From the date hereof through the earlier of: (a) the closing of the transactions contemplated by the Transaction Agreement; (b) the termination of the Transaction Agreement in accordance with its terms and (c) such time as the Company Board withholds, withdraws or modifies its recommendation with respect to the Company Voting Proposal, (the periods set forth in such clauses (a), (b) or (c), the “Pre-Closing Period”), at any meeting of the stockholders of the Company called to consider and vote upon the adoption and approval of the Merger and the other transactions contemplated by the Transaction Agreement (and at any and all postponements and adjournments thereof), and in connection with any other action to be taken in respect of the adoption and approval of the Transaction Agreement by written consent of stockholders of Company, the Stockholders shall vote or cause to be voted (including by written consent, if applicable) all of the Subject Shares, whether heretofore owned or hereinafter acquired, in favor of the adoption and approval of the Merger and in favor of any other matter necessary for the consummation of the transactions contemplated by the Transaction Agreement (collectively, the “Transaction”), and considered and voted upon at any such meeting or made the subject of any such written consent, as applicable. During the Pre-Closing Period, at any meeting of the stockholders of the Company called to consider and vote upon any Other Proposal (as hereinafter defined) (and at any and all postponements and adjournments thereof), and in connection with any action to be taken in respect of any Other Proposal by written consent of stockholders of Company, the Stockholders shall vote or cause to be voted (including by written consent, if applicable) all of the Subject Shares against such Other Proposal. For purposes of this

Agreement, the term “Other Proposal” means any (x) proposal to acquire the stock or assets of the Company made by any person or group other than the Buyer or (y) other action which is intended or could reasonably be expected to impede, interfere with, delay or materially and adversely affect the contemplated economic benefits to the Buyer of the Transaction or any of the other transactions contemplated by this Agreement; provided, however, that neither the Transaction nor any other transaction contemplated by the Transaction Agreement to be consummated by the Buyer and the Company in connection therewith shall constitute an Other Proposal. The Stockholders shall not enter into any agreement or understanding with any person or entity the effect of which would be a violation of the provisions and agreements contained in this Section 1.1. For avoidance of doubt, this Agreement is not a voting trust pursuant to Delaware law.

1.2 Irrevocable Proxy.

(a) Grant of Proxy. SOLELY IN THE EVENT OF A FAILURE BY A STOCKHOLDER TO VOTE ITS SUBJECT SHARES IN ACCORDANCE WITH ITS OBLIGATIONS IN SECTION 1.1 OF THIS AGREEMENT, UPON SUCH EVENT EACH SUCH STOCKHOLDER HEREBY APPOINTS THE BUYER AND ANY DESIGNEE OF THE BUYER, EACH OF THEM INDIVIDUALLY, EACH STOCKHOLDER’S PROXY, WITH THE IRREVOCABLE FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, TO VOTE OR ACT BY WRITTEN CONSENT WITH RESPECT TO THE SUBJECT SHARES ONLY TO VOTE THE SUBJECT SHARES AS INDICATED IN SECTION 1.1 HEREOF. THIS PROXY IS GIVEN TO SECURE THE PERFORMANCE OF THE DUTIES OF EACH STOCKHOLDER UNDER THIS AGREEMENT. EACH STOCKHOLDER AFFIRMS THAT THIS PROXY IS COUPLED WITH AN INTEREST AND SHALL BE IRREVOCABLE. EACH STOCKHOLDER SHALL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY.

(b) Other Proxies Revoked. Each Stockholder, severally and not jointly, represents that any proxies heretofore given in respect of the Subject Shares of such Stockholder are not irrevocable, and that all such proxies are hereby revoked.

1.3 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Buyer, the Transitory Subsidiary, or the Company any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares. Subject to the terms of this Agreement, all rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Stockholders, and the Buyer, the Transitory Subsidiary, and the Company shall have no authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholders in the voting of any of the Subject Shares, except as otherwise specifically provided herein, or in the performance of the Stockholders’ duties or responsibilities as stockholders of the Company.

1.4 Stockholder Capacity. Each Stockholder is entering into this Agreement solely in its capacity as a record holder and/or beneficial owner of Subject Shares and nothing in this Agreement shall be deemed to impose any obligation, restriction, limitation or liability on such Stockholder, or any of such Stockholder’s officers, directors, employees, partners, members, agents or representatives (as the case may be), in any other manner or capacity including, without limitation in any capacity as an officer, director, employee, agent or representative of the Company. Nothing in this Agreement shall be deemed to impose any obligation, restriction, limitation or liability on any Stockholder as a result of any action or inaction of any other stockholder of the Company. In no event shall any Stockholder have any liability for any breach by any other Stockholder of any representation, warranty, covenant or other agreement made by such other Stockholder pursuant to this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1 Certain Representations and Warranties of Each Stockholder. Each Stockholder, severally and not jointly, hereby represents and warrants to the Company that:

(a) Power and Authority; Execution and Delivery. Such Stockholder has all requisite legal capacity, power, and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder. This Agreement has been duly executed and delivered by such Stockholder and, assuming that this Agreement constitutes the valid and binding obligation of the other parties hereto, constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.

(b) No Conflicts. The execution and delivery of this Agreement do not and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not: (i) conflict with or result in any breach of any organizational documents applicable to such Stockholder; or (ii) conflict with, result in a breach or violation of, or default (with or without notice or lapse of time or both) under, or give rise to a material obligation, a right of termination, cancellation, or acceleration of any material obligation or a loss of a material benefit under, or require notice to or the consent of any person under any agreement, instrument, undertaking, law, rule, regulation, judgment, order, injunction, decree, determination, or award binding on such Stockholder, other than any such conflicts, breaches, violations, defaults, obligations, rights, or losses that individually or in the aggregate would not: (x) materially impair the ability of such Stockholder to perform such Stockholder’s obligations under this Agreement; or (y) prevent or materially delay the consummation of any of the transactions contemplated hereby.

2.2 Certain Representations and Warranties of the Buyer. The Buyer hereby represents and warrants to each Stockholder that:

(a) Power and Authority; Execution and Delivery. The Buyer has all requisite legal capacity, power, and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Buyer and the consummation by the Buyer of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Buyer. This Agreement has been duly executed and delivered by the Buyer and, assuming that this Agreement constitutes the valid and binding obligation of the other parties hereto, constitutes a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.

(b) No Conflicts. The execution and delivery of this Agreement do not and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not: (i) conflict with or result in any breach of any organizational documents applicable to the Buyer; or (ii) conflict with, result in a breach or violation of, or default (with or without notice or lapse of time or both) under, or give rise to a material obligation, a right of termination, cancellation, or acceleration of any material obligation or a loss of a material benefit under, or require notice to or the consent of any person under any agreement, instrument, undertaking, law, rule, regulation, judgment, order, injunction, decree, determination, or award binding on the Buyer, other than any such conflicts, breaches, violations, defaults, obligations, rights, or losses that individually or in the aggregate would not: (x) materially impair the ability of the Buyer to perform the Buyer’s obligations under this Agreement; or (y) prevent or materially delay the consummation of any of the transactions contemplated hereby.

ARTICLE III

CERTAIN COVENANTS

3.1 Certain Covenants of the Stockholders.

(a) Restriction on Transfer of Subject Shares, Proxies and Noninterference. During the Pre-Closing Period, each Stockholder agrees not to, directly or indirectly, except pursuant to or permitted by the terms and conditions of this Agreement: (i) offer for sale, sell, transfer, tender, loan, pledge, encumber, assign, or otherwise dispose of, or enter into any contract, option, or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment, or other disposition of, grant any rights with respect to, or enter into any transaction which is designed to, or might be reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) of any right, title and interest any or all of the Subject Shares; (ii) grant any proxies or powers of attorney, deposit any of the Subject Shares into a voting trust or enter into a voting agreement with respect to any of the Subject Shares; or (iii) take any action that would make any representation or warranty contained herein untrue, inaccurate or incorrect in any material respect or have the effect of materially impairing the ability of such Stockholder to perform such Stockholder’s obligations under this Agreement or preventing or materially delaying the consummation of any of the transactions contemplated hereby or by the Transaction Agreement; provided, however, that notwithstanding the foregoing provisions of this Section 3.1(a), a Stockholder may take any of the actions described in Section 3.1(a)(i), (ii) and (iii) if (x) the person receiving all or any portion of the Subject Shares or interest therein or (y) the person receiving the proxy or entering into any voting trust, power-of-attorney or other agreement or arrangement with respect to any voting of any Subject Shares during the term of this Agreement, agrees in writing, in an instrument reasonably acceptable to the Buyer, to be bound by this Agreement as a Stockholder. Notwithstanding the foregoing, each Stockholder may convert its shares of Company Series A Preferred Stock into Company Common Stock (which resulting shares of Company Common Stock would remain subject to the terms of this Agreement as “Subject Shares”) and each Stockholder may take such actions as may be required in connection with a redemption by the Company of shares of Company Series A Preferred Stock.

(b) No Solicitation. From and after the time of the No-Shop Start Date, each Stockholder shall not, nor shall it authorize or permit any director, officer, employee or any investment banker, attorney or other advisor or representative of, such Stockholder (collectively, the “Stockholder Representatives”) to, directly or indirectly, knowingly (A) initiate, solicit or encourage any Acquisition Proposal, or (B) participate or engage in any discussions or negotiations with, or provide any information to, any person making any Acquisition Proposal. From and after the time of the No-Shop Start Date, each Stockholder shall immediately cease and terminate, and shall cause its Stockholder Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any persons conducted heretofore with respect to an Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, (x) if the Company, its subsidiaries or any of their respective Representatives has provided information to or entered into discussions or negotiations with, in each case in compliance with the provisions of Section 6.1 of the Transaction Agreement, any person or persons in response to an Acquisition Proposal made by such person or persons, then each Stockholder and its Stockholder Representatives may provide information to and engage in discussions or negotiations with such person or persons as and to the extent that the Company, its subsidiaries or their respective Representatives is permitted to do so pursuant to the terms of the Transaction Agreement and (y) each Stockholder shall be permitted to comply with its disclosure obligations under applicable law.

3.2 Timing of Payment. On account of the Stockholders entering into this Agreement, the Buyer shall pay (or cause to be paid) concurrent with the Effective Time the Common Merger Consideration to each Stockholder for the shares of Company Common Stock that are owned by each such Stockholder as of immediately prior to the Effective Time (including any shares of Company Common Stock issued upon a conversion of shares of Company Series A Preferred Stock), by wire transfer in immediately available funds pursuant to wire transfer instructions provided by each such Stockholder to the Buyer prior to the Effective Time. The Buyer’s obligations under this Section 3.2 to each Stockholder are subject to its receipt from a Stockholder prior to the Effective Time of fully executed letters of transmittal in a form provided by the Buyer that is reasonable and customary for the Company Common Stock (“Letters of Transmittal”). The Buyer agrees to deliver or cause to be delivered to each Stockholder, not less than ten (10) full calendar days prior to the Effective Time, one or more Letters of Transmittal to be completed by each such Stockholder. Notwithstanding the foregoing, in the event that the Buyer fails to deliver such Letters of Transmittal to a Stockholder within such ten (10) full calendar day period, such Stockholder shall not be obligated to complete such Letters of Transmittal as a condition of receiving the Common Merger Consideration concurrent with the Effective Time as provided in this Section 3.2.

ARTICLE IV

MISCELLANEOUS

4.1 Fees and Expenses. Each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, except as otherwise provided herein.

4.2 Amendment. This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties hereto.

4.3 Termination. Unless the parties otherwise agree in writing, this Agreement shall automatically terminate and be null and void and have no effect upon the earliest to occur of (a) the mutual written consent of the Buyer and each of the Stockholders, (b) the Effective Time, (c) the termination of the Transaction Agreement in accordance with its terms, (d) the withholding, withdrawal or modification by the Company Board of its recommendation with respect to the Company Voting Proposal, and (e) at each Stockholder’s option (but only with respect to such Stockholder), upon written notice by such Stockholder to the Buyer from and after any amendment, waiver or modification to the terms of the Transaction Agreement that (i) changes the form of, or decreases the amount of, or alters the timing of payment from what is set forth in the Transaction Agreement of the Common Merger Consideration and/or the Series A Merger Consideration or (ii) otherwise materially and adversely affects such Stockholder in its capacity as a holder of capital stock in the Company; provided that Article IV shall survive any such termination; and, provided, further, that Section 3.2 shall survive any termination of this Agreement described in clause (b) above. Nothing in this Section 4.3 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement.

4.3 Extension; Waiver. Any agreement on the part of a party to waive any provision of this Agreement, or to extend the time for any performance hereunder, shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

4.4 Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement of the parties hereto, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, and is not intended to confer upon any person other than the parties hereto any rights or remedies.

4.5 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

4.6 Notices. All notices, requests, claims, demands, and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, or sent by overnight courier or telecopy (providing proof of delivery) to the address set forth below (or, in each case, at such other address as shall be specified by like notice).

If to the Buyer, to:

Merit Medical Systems, Inc.

1600 West Merit Parkway

South Jordan, UT 84095

Attn: Fred Lampropoulos

Telecopy: (801) 253-1688

with a copy (which shall not constitute notice) to:

Merit Medical Systems, Inc.

1600 West Merit Parkway

South Jordan, UT 84095

Attention: Rashelle Perry

Telecopy: (801) 208-4302

and with a further copy (which shall not constitute notice) to:

Parr Brown Gee & Loveless, PC

185 S. State St., Suite 800

Salt Lake City, UT 84111

Attn: Scott W. Loveless

Telecopy: (801) 532-7750

If to the Stockholders, to the addresses set forth on the signature page hereto.

4.7 Assignment. Except to a wholly owned subsidiary or an Affiliate or as permitted by Section 3.1(a), neither this Agreement nor any of the rights, interests, or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by a Stockholder without the prior written consent of the Buyer, and any such assignment or delegation that is not consented to shall be null and void other than an assignment or delegation to a wholly owned subsidiary or an Affiliate or as permitted by Section 3.1(a). This Agreement, together with any rights, interests, or obligations of the Buyer hereunder, may be assigned or delegated, in whole or in part, by the Buyer without the consent of or any action by the Stockholders upon notice by the Buyer to the Stockholders as provided herein; provided that, such assignment and delegation is made to a person (an “Assignee”) to whom the rights and interests of the Buyer under the Transaction Agreement are assigned. Subject to the foregoing, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns (including, without limitation, any person to whom any Subject Shares are sold, transferred, assigned, or passed, whether by operation of law or otherwise).

4.8 Confidentiality. The Stockholders recognize that successful consummation of the transactions contemplated by this Agreement may be dependent upon confidentiality with respect to the matters referred to herein. In this connection, pending public disclosure of the transactions contemplated by the Transaction Agreement, each Stockholder hereby agrees not to disclose or discuss such matters with anyone not a party to this Agreement (other than its counsel and advisors, if any) without the prior written consent of the Buyer, except for filings required pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including filing this Agreement as an exhibit to any such filings, it being acknowledged by the Buyer that the Stockholders may be required to file an amendment to a Schedule 13D disclosing, among other things, the existence of this Agreement and the transactions contemplated hereby, or disclosures its counsel advises are necessary in order to fulfill its obligations imposed by law, in which event the Stockholders shall give notice of such disclosure to the Buyer as promptly as practicable so as to enable the Buyer to seek a protective order promptly from a court of competent jurisdiction with respect thereto.

4.9 Further Assurances. The Stockholders shall execute and deliver such other documents and instruments and take such further actions as may be necessary or appropriate and reasonably requested by the Buyer in order to ensure that the Buyer receives the full benefit of this Agreement at the Buyer’s sole cost and expense.

4.10 Enforcement. Irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to apply for an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

4.11 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed, and enforced in such jurisdiction as if such invalid, illegal, or unenforceable provision or portion of any provision had never been contained herein.

4.12 Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

4.13 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each party and delivered to the other parties.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Stockholder and Voting Agreement to be signed as of the day and year first written above.

The Buyer:

MERIT MEDICAL SYSTEMS, INC.:

By:	/s/ FRED LAMPROPOULOS
Name:	Fred Lampropoulos
Title:	Chief Executive Officer

The Stockholders:

CERBERUS PARTNERS, L.P.

By:	Cerberus Associates, L.L.C., its general partner

By:	/s/ SETH P. PLATTUS
Name:	Seth P. Plattus
Title:	Senior Managing Director

CERBERUS INTERNATIONAL, LTD.

By:	Partridge Hill Overseas Management, LLC, its investment manager

By:	/s/ SETH P. PLATTUS
Name:	Seth P. Plattus
Title:	Senior Managing Director

Addresses for the Stockholders pursuant to Section 4.6:

c/o Cerberus Capital Management, L.P.
299 Park Avenue
New York, NY 10171
Attention: General Counsel
Facsimile: (212) 891-1540

with a copy (which shall not constitute notice) to:

Lowenstein Sandler PC
65 Livingston Avenue
Roseland, NJ 07068
Attention: Robert G. Minion, Esq.
Facsimile: (973) 597-2400

EXHIBIT A

Series A Preferred Stockholders

Stockholder	Number of Series A Preferred Shares (on an as converted basis)
Cerberus International, Ltd.	3,171 shares of Series A Preferred Stock (792,750 shares of common stock on an as converted basis)

Cerberus Partners, L.P.	1,645 shares of Series A Preferred Stock (411,250 shares of common stock on an as converted basis)